SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
(RULE 13D-102)
Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) (Amendment No.1) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1 (CUSIP Number)

J. Ken Nunley Clairsvelle Holdings, Ltd. c/o Nunley Davis Jolley Cluck Aelvoet LLP 1580 South Main Street, Suite 200 Boerne, Texas 78006 (830) 816-3333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 21, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box ÿ.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

(Page 1 of 6 Pages)

CUSIP No. 452530 10 1	13D	Page 2 of 6

1.	NAME OF REPORTING PERSONS: Clairsvelle Holdings, Ltd. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,740,000**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,740,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,740,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%
14.	TYPE OF REPORTING PERSON CO
*  See Item 2 hereof
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 3 of 6

1.	NAME OF REPORTING PERSONS: Lynn Booker IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,740,000**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,740,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,740,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%
14.	TYPE OF REPORTING PERSON IN
*  See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 4 of 6

1.	NAME OF REPORTING PERSONS: Douglas McClain, Jr. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,740,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%
14.	TYPE OF REPORTING PERSON IN
* See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 5 of 6

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunosyn Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 4225 Executive Square, Suite 260, La Jolla, California 92037.

ITEM 2. IDENTITY AND BACKGROUND

This Amended Schedule 13D is filed by Clairsvelle Holdings, Ltd., a British Virgin Islands company (“Clairsvelle”), and the other persons named on Exhibit A to the original filing hereof (each a “Reporting Person” and together the “Reporting Persons”).  Exhibit A (previously filed) also sets forth the name, place of organization, principal business, address of principal business, address of principal office and other information with respect to the Reporting Persons.

Clairsvelle is the owner of 19,740,000 shares of Common Stock of the Issuer.  Clairsvelle is owned by Douglas McClain, Jr.  Mr. Lynn Booker has nominal control over the voting and disposition of the Common Stock subject to the interests of the beneficial owner, Douglas McClain, Jr.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Clairsvelle disposed of 760,000 shares of Common Stock of the Issuer on June 21, 2007 as gifts for no consideration.

ITEM 4.  PURPOSE OF TRANSACTION

Clairsvelle has made individual gifts totaling up to 760,000 shares of Common Stock to approximately 9 personal acquaintances and relatives of the beneficial owner, Douglas McClain, Jr., for no consideration.  Clairsvelle continues to own 19,740,000 shares of Common Stock of the Issuer.

Although no Reporting Person has formulated any definitive plans not heretofore disclosed or set forth herein, each may from time to time acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when each deems it appropriate.  Each Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as set forth in this Amended Schedule 13D, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Amended Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons’ beneficial ownership is as follows:

(a)   Amount beneficially owned: 19,740,000 shares of Common Stock**
Percent of class:  7.26% based on 272,000,000 shares of Common Stock issued and outstanding

(b)   Number of shares as to which the Reporting Persons have:

(i)   Sole power to vote or to direct the vote -  0
(ii)  Shared power to vote or to direct the vote - 19,740,000**

CUSIP No. 452530 10 1	13D	Page 6 of 6

(iii) Sole power to dispose or to direct the disposition of - 0
(iv) Shared power to dispose or to direct the disposition of - 19,740,000**

(c)   The information with respect to the acquisition of the Common Stock of the Issuer by Clairsvelle, as set forth in Item 3, is hereby incorporated by reference.

(d)   Not applicable.

(e)   Not applicable.
_________________
** Mr. Lynn Booker has voting and dispositive control of such shares of Common Stock of the Issuer owned by Clairsvelle.  See Item 2.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Certain of the Reporting Persons were subject to a Lock-Up Agreement dated as of September 22, 2006 between the Company and such persons that was terminated as of May 15, 2007.

 SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Amended Schedule 13D is true, complete and correct.

Dated:	October 16, 2007

CLAIRSVELLE HOLDINGS, LTD.
By:	/s/ Lynn Booker
Name: Lynn Booker Title: Director

/s/ Lynn Booker
Lynn Booker

/s/ Douglas McClain, Jr.
Douglas MClain, Jr.